

May 3, 2012

Via E-mail
Mr. Steven F. Leer, Chairman and Chief Executive Officer
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

Re: **Arch Coal, Inc.**
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed February 29, 2012
File No. 001-13105

Dear Mr. Leer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director